AMENDMENT TO

SUB-ADVISORY AGREEMENT

THIS AMENDMENT TO SUB-ADVISORY AGREEMENT, dated as of July 1, 2023 (the “Amendment”), is between Lincoln Investment Advisors Corporation, a Tennessee corporation (“Adviser”) and Delaware Investments Fund Advisers, a series of Macquarie Investment Management Business Trust, a Delaware statutory trust (“Sub-Adviser”).

Recitals

WHEREAS, Adviser currently serves as investment adviser to the Lincoln Variable Insurance Products Trust (the “Trust”);

WHEREAS, effective March 13, 2023, Lincoln Investment Advisors Corporation underwent a name change to “Lincoln Financial Investments Corporation” (“LFI”);

WHEREAS, LIAC has contracted with Sub-Adviser to serve as sub-adviser to several series of the Trust, pursuant to a Sub-Advisory Agreement executed as of January 4, 2010, as amended and, as supplemented by an Assignment and Assumption of Subadvisory Agreements dated June 30, 2013 (the “Agreement”);

WHEREAS, the parties have agreed to amend the Agreement and its Schedule A to revise the fee schedule for the LVIP Delaware Value Fund.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	Schedule A shall be deleted and replaced in its entirety with the attached Schedule A effective July 1, 2023;

2.	All references in the Agreement to “Lincoln Investment Advisors Corporation” are hereby changed to “Lincoln Financial Investments Corporation.”

3.	All other terms and provisions of the Agreement not amended herein shall remain in full force and effect; and

4.	This Amendment may be executed in two or more counterparts, which together shall constitute one instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers as of the day and year first above written.

LINCOLN FINANCIAL INVESTMENTS	DELAWARE INVESTMENTS FUND
CORPORATION	ADVISERS, a series of Macquarie
Investment Management Business Trust

By: /s/ Benjamin A. Richer
Name: Benjamin A. Richer	By: /s/ Susan Natalini
Title: Senior Vice President	Name: Susan Natalini
Title: 6/15/2023

SCHEDULE A

Fee Schedule

The Adviser shall pay to the Sub-Adviser compensation at an annual rate as follows:

Fund	Annual Rate as a Percent of Average Daily Net Assets
LVIP Delaware Bond Fund

LVIP Delaware Diversified Income Fund

LVIP Delaware High Yield Fund

LVIP Delaware Limited-Term Diversified Income Fund

LVIP Delaware Mid Cap Value Fund

[REDACTED]

LVIP Delaware REIT Fund

LVIP Delaware SMID Cap Core Fund

LVIP Delaware Social Awareness Fund

LVIP Delaware U.S. Growth Fund

LVIP Delaware Value Fund

Any such fee to the Sub-Adviser shall be payable in arrears for each month within 10 business days after the end of such month. If the Sub-Adviser shall serve for less than the whole of a month, the foregoing compensation shall be prorated.

The Managed Portion includes all funds and assets, including cash, cash accruals, additions, substitutions and alterations which are subject to advice by the Sub-Adviser. The Managed Portion excludes investments by the Managed Portion in investment vehicles or other instruments that pay an advisory fee to the Sub-Adviser or its affiliates.

The fee schedule for each Fund is based on the specific investment strategy of the Managed Portion for such Fund. Any deviation from the investment strategy for such Managed Portion described in the Investment Guidelines may result in a change in the specified fee for such Fund as may be agreed upon by the parties in writing.

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